Filing under Rule 424(c) of Regulation C
SEC File Number: 333-100392

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 31, 2002)

9,995,775 SHARES

CARDIMA, INC.
COMMON STOCK

The information in this prospectus supplement concerning the Risk Factors supplements the statements set forth under the caption “Risk Factors” in the Prospectus. You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

RISK FACTORS

You should carefully consider in their entirety the following risks factors and all other information in this prospectus or incorporated by reference herein before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial also may have a materially adverse affect on our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer and the trading price of our common stock would likely decline. In addition to historical information, this prospectus contains forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

We have sold a limited number of our microcatheter products, and we will continue to incur substantial costs in bringing our microcatheter products to market.

We have sold only a limited number of our microcatheter systems. In addition, we will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, manufacturing, sales, marketing and other expenses as we seek to bring our microcatheters to market. Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future.

Our net losses were approximately $9.3 million, $7.8 million and $14.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, and $9.1 million for the nine months ended September 30, 2003. As of September 30, 2002, our accumulated deficit was approximately $86.9 million. Our limited sales history makes it difficult to assess our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

Our need to raise additional capital in the future could have a dilutive effect on your investment.

In order to complete the required regulatory approval process and commercialize our products, we will need to raise additional capital. One possibility for raising additional capital is the public or private sale of our common stock. In May 2001, we received net proceeds of approximately $6.2 million from a private placement of 11,746,916 shares of our common stock. As part of this private placement, we also issued redeemable warrants to purchase up to an aggregate of 5,873,465 additional shares of our common stock at an exercise price per share of $0.87. In addition, in August 2001, we received net proceeds of approximately $3.5 million from a private placement of 2,822,471 shares of our common stock along with the issuance of redeemable warrants to purchase up to an aggregate of 1,411,234 additional shares of our common stock at exercise prices between $1.91 and $2.07. In September 2001, we announced that we had elected to redeem the warrants issued in the May 2001 private placement for $0.001 per warrant share; all of the May 2001 warrants were exercised by the redemption date, and we received net proceeds of approximately $4.6 million.

On August 5, 2002, we received net proceeds of approximately $4.5 million from a private placement of 6,788,325 shares of our common stock with a purchase price of $0.72 per share. As part of this private placement, we also issued redeemable warrants to purchase up to an aggregate of 2,036,491 additional shares of our common stock at an exercise price per share of $0.90. On August 12, 2002, we completed an additional closing of our private placement in which we received net proceeds of approximately $186,000 from the sale of 194,552 shares of our common stock with a purchase price of $1.028 per share. As part of this closing, we also issued redeemable warrants to purchase up to an aggregate of 58,365 additional shares of our common stock at an exercise price of $1.285. In addition to warrants issued to the investors who participated in the August 2002 private placement, we also issued to a financial advisor warrants to purchase 678,832 shares of common stock at a price per share of $0.792 and 19,455 shares of common stock at a price per share of $1.131.

On December 31, 2002 and January 22, 2003, we sold by means of a private placement an aggregate of 5,333,319 shares of our common stock at prices of $0.74955 per share for an aggregate purchase price of $4.0 million. In addition, we issued to these investors warrants to purchase 2,400,000 shares of our common stock at an exercise prices of $0.8245 per share. The warrants will be exercisable beginning on March 1, 2003 and March 23, 2003, respectively, and will be reduced on a share-by-share basis to the extent that an investor sells our common stock or other securities during the sixty (60) day period between the closing and March 1, 2003 and March 23, 2003, respectively. The warrants allow for a “cashless exercise” whereby the exercising party may use shares issuable upon exercise of the warrant in payment of the exercise price. We may not redeem the warrants, except that the warrants are subject to a mandatory exchange or termination in the case of certain reorganizations, mergers, or divestitures. We paid to the party which acted as finder in connection with this private placement upon execution of a letter agreement a fee of $25,000 in cash plus 66,667 shares of our common stock. Upon the closing of the transactions, we also paid to the finder a total of $300,000 in finder’s fees and issued to the finder warrants to purchase 533,331 shares of our common stock at an exercise price of $0.8245.

If we sell additional shares of our common stock, such sales will further dilute the percentage of our equity that you own. In addition the price per share of the common stock sold in the December 31, 2002 and January 22, 2003 closings of our private placement and the exercise price of the warrants issued to the investors who participated in the closings were discounted from the closing price of our common stock on those dates. It is possible that we may close future private placements involving the issuance of securities at a price per share that represents a discount to the closing price of our common stock. Depending upon the price per share of securities that we sell in the future, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which certain shares of our common stock and certain warrants were issued. Currently, the number of shares of our common stock issued to the investors who participated in the December 31, 2002 and January 22, 2003 closings of our recent private placement, the number of shares of common stock issuable upon the exercise of warrants held by those investors and the number of shares of common stock issuable upon exercise of warrants held by the participants in our 1999 and 2000 private placements have antidilution protections that may be triggered in certain instances.

If we fail to raise additional capital to develop and market our microcatheter systems, our business will fail.

We will need to raise additional capital through public or private financings or other arrangements in order to complete our clinical trials and market our microcatheter systems. In addition, we may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development and marketing of our products or in other aspects of our business. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, on terms attractive to us. If we cannot obtain sufficient capital, we may be forced to delay, scale back or eliminate some or all of our product research and development programs, to limit the marketing of our products, or to license to third parties the rights to commercialize our products or technologies that we would otherwise develop and market ourselves. Furthermore, debt financing, if available, may involve restrictive covenants that could affect our ability to raise additional capital. Our failure to raise capital when needed could cause us to cease our operations.

We have financed our operations since inception primarily through the private placement of equity securities, proceeds from our initial public offering in June 1997, loan facilities and the sale of certain of our patents and other intellectual property. As of September 30, 2002, our cash balance was approximately $3,400,000, with total receivables of approximately $400,000. We believe that our existing cash and cash equivalents and short-term investments, as well as sales of our products, will be sufficient to fund our operations through April 2003. Controllable expenses, such as overtime and travel, have been curtailed and all expenses are being closely monitored. There can be no assurance that we can or will obtain additional financing to fund our operations after April 2003.

Our independent auditors believe that there is substantial doubt as to our ability to continue as a going concern.

As a result of our losses to date, working capital deficiency and accumulated deficit, our independent auditors have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. Our continuation as a going concern will depend upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Our independent auditors’ going concern qualification may make it more difficult for us to obtain additional funding to meet our obligations or adversely affect the terms of any additional funding we are able to obtain. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can or will operate profitably in the future.

We rely on multiple third parties to conduct and collect data for the clinical trials of our products. If we are unable to access this data or the FDA refuses to accept the data in a filing, the commercialization of our products will be delayed and our business will be harmed.

We often rely on multiple third parties, such as hospitals and universities, to conduct and collect data for our clinical trials. We depend on these third parties to provide access to data and cooperate with us in completing regulatory filings for the approval or clearance of our products. In order for the FDA and other regulatory agencies to accept and rely on the data of a filing, the data collection, analysis and summarization must meet certain standards. We cannot be certain that the clinical data collected by third parties meet the standards of the FDA or other regulatory agencies. If we are unable to rely on the clinical data collected by third parties, or if these third parties do not perform their contractual obligations, the FDA or other regulatory agencies may require us to gather additional clinical data. This could significantly delay commercialization of our products, require us to spend additional capital on our clinical trials and harm our business.

We cannot assure the safety or effectiveness of our products.

To date, we have received from the FDA 510(k) pre-market clearances with respect to our PATHFINDER and PATHFINDER mini microcatheter systems for venous mapping of ventricular tachycardia, and our REVELATION microcatheter system for mapping the atria of the heart. We also received FDA 510(k) clearance for our VENAPORT, VUEPORT and NAVIPORT guiding catheters and our TRACER microcatheter for mapping ventricular tachycardia.

We are in the final stages of developing, testing and obtaining regulatory approval for our REVELATION Tx microcatheter systems designed for ablation of atrial fibrillation. We completed the mapping phase of this atrial fibrillation feasibility study in August 1997 and the ablation feasibility study in December 1998. We received approval of an investigational device exemption, or IDE, supplement in December 1998 allowing us to expand the ablation study. In June 2000, we received permission from the FDA to expand the clinical trial to a Phase III pivotal study with up to 128 patients at up to 20 centers. On September 20, 2002, we submitted to the FDA our PMA application for our REVELATION Tx microcatheter system, data from a trial involving 80 patients and follow-up data relating to those 80 patients for the six months after completion of the trial. As part of the submission of the

PMA application, we have asked the FDA for an expedited review of our PMA. On November 5, 2002, the FDA accepted our request for expedited review. Additionally, in August 2001, we began a clinical trial in Germany involving our REVELATION Helix microcatheter in the treatment of atrial fibrillation originating from the pulmonary veins. Enrollment in this study was completed in June 2002. By December 2002, all enrolled study subjects had completed the six month follow-up. Data from the six month follow-up on these subjects will be analyzed and prepared for publication targeted for February 2003. In December 2001, the REVELATION Helix received the CE mark allowing sales in the European Union.

We also received in December 1999 approval for an IDE to begin clinical testing of our TheraStream microcatheter system for ablation of ventricular tachycardia and during calendar year 2000 approval to expand that trial; however, we have postponed the clinical feasibility trial for the TheraStream microcatheter system for ablation of ventricular tachycardia to focus on completing our REVELATION Tx clinical trial for atrial fibrillation. We have no estimate as to when, or if, we will resume the clinical trial for our TheraStream microcatheter system. If we resume the clinical trial for our TheraStream microcatheter system, the completion of this clinical trial could take several years.

Currently, we are targeting approval for our REVELATION Tx microcatheter system in the first quarter of 2003. The clinical trial is continuing during the PMA review process. We must receive PMA approval before marketing our products for ablation in the United States. Clinical trials of our microcatheter systems will require substantial financial and management resources.

In addition, the clinical trials may identify significant technical or other obstacles that we will need to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, or obtain regulatory approval for the use of our microcatheter system for the ablation of atrial fibrillation would have a material adverse effect on our business, financial condition and results of operations.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline.

We have only limited experience marketing and selling our products in commercial quantities. In January 2000, we signed an exclusive three-year distribution agreement with St. Jude Medical Corporation whereby St. Jude was to distribute our diagnostic products in the United States. St. Jude did not meet the first year minimum annual sales quota under the distribution agreement. In June 2001, we mutually agreed with St. Jude to terminate the agreement and to allow for a transition period to transfer customer accounts by the termination date of September 1, 2001. As a result, we expanded our own small sales force to three sales representatives in the United States. Therefore, we will be solely responsible for marketing and distributing our products in the United States. If we receive FDA approval of our PMA, we may not have an adequate marketing and sales force to adequately sell our product. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will prevent us from being able to generate significant revenues from the sale of our products.

We also have terminated several distribution arrangements in Europe because of the distributors’ failure to meet minimum sales levels under those agreements. Our ability to operate a remote sales force effectively will require additional resources, time and expense, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to build a European distribution or direct business, that it will be cost-effective or that its efforts will be successful. Failure to establish an adequate business in Europe would harm our business.

Currently, sales and marketing of our PATHFINDER, PATHFINDER mini, REVELATION and TRACER microcatheter systems are conducted through a number of exclusive distributors in certain European countries and Japan and a small direct sales force in Europe. We have sold only a limited number of PATHFINDER, PATHFINDER mini, REVELATION, and TRACER microcatheter systems through these distributors. We have approval to sell the REVELATION, REVELATION Tx, REVELATION T-Flex, REVELATION Helix and REVELATION Helix ST in the European Union, Hong Kong and Canada. We cannot be certain that these distributors will be able to effectively market and sell our products in these markets. In addition, we cannot assure you that we will be able to enter into additional agreements with desired distributors on a timely basis or at all, or that these distributors will devote adequate resources to selling our products. Our failure to establish and maintain appropriate distribution relationships would harm our business.

Our microcatheter products and their related procedures are novel to the market and will require special training of physicians. If the market does not accept our products and procedures, our revenues will decline.

Our microcatheter systems represent a novel approach to diagnosing and treating atrial fibrillation and ventricular tachycardia. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If the market does not accept our products and the procedures involved in their use, our business would be harmed and our revenues would decline.

Our microcatheter products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline.

The market for catheters to diagnose or treat atrial fibrillation and ventricular tachycardia is highly competitive. Our microcatheter systems for the mapping and ablation of atrial fibrillation and ventricular tachycardia are new technologies. Safety, cost efficiency and effectiveness are the primary competitive factors in this market. Other competitive factors include the length of time required for products to be developed and to receive regulatory approval and, in some cases, reimbursement approval by health care payors are important competitive factors. Existing treatments with which we must compete include:

•	conventional catheters using the “drag and burn” or “dot to dot” technique;

•	anti-arrhythmic and anti-coagulant drugs;

•	external electrical shock to restore normal heart rhythms known as defibrillation;

•	implantable defibrillators;

•	purposeful destruction of the atrio-ventricular node followed by implantation of a pacemaker; and

•	open-heart surgery known as the “maze” procedure.

Physicians will not recommend the use of our microcatheter systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of atrial fibrillation or ventricular tachycardia. If our clinical data and other studies do not show that our products are safe and effective, the FDA will not approve our products for sale. If our products are not approved, we will not be able to enter the market and we will not be able to generate revenues from their sale.

None of our ablation products have received regulatory approval in the United States. Our failure to receive these approvals will harm our business.

To date, none of our products in development for the ablation of atrial fibrillation or ventricular tachycardia has received regulatory approval in the United States. If we cannot gain U.S. regulatory approval, our business will be materially harmed. Even if our ablation products are successfully developed and we obtain the required regulatory approvals, we cannot be certain that our ablation products and their associated procedures will ultimately gain market acceptance. Because our sole product focus is to design and market microcatheter systems to map and ablate atrial fibrillation and ventricular tachycardia, our failure to successfully commercialize these systems would materially harm our business.

Reuse of our single-use products could cause our revenues to decline.

Although we label all of our microcatheter systems for single-use only, we are aware that some physicians potentially may reuse these products. Reuse of our microcatheter systems could reduce revenues from product sales and could cause our revenues to decline. In addition, such misuse of our products could result in personal injury to or death of a patient. See “Risk Factor—We may face product liability claims related to the use or misuse of our products.”

We must obtain governmental approvals or clearances before we can sell our products.

Our products are considered to be medical devices and are subject to extensive regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

•	product design and development;

•	product testing;

•	product labeling;

•	product storage;

•	premarket clearance and approval;

•	advertising and promotion; and

•	product sales and distribution.

Before we can market any of our products in the United States or Europe, we must demonstrate that our products are safe and effective and obtain approval or clearance from the applicable governmental authorities. In the United States, we must obtain from the FDA 510(k) pre-market notification clearance or a PMA in order to market a product. We have received 510(k) pre-market notification clearances for our PATHFINDER, PATHFINDER mini and TRACER microcatheter systems for mapping ventricular tachycardia and for the REVELATION microcatheter system for mapping atrial fibrillation. Currently, the process for 510(k) clearance is approximately 120 days and PMA approval is six to twelve months. However, the timing of such process can be uncertain and may be significantly longer. We cannot guarantee either the timing or receipt of regulatory approval or clearance for any of our products in development. These products may require a PMA, and the FDA may request extensive clinical data to support either 510(k) clearance or a PMA.

We are required to seek a PMA for our ablation products, including the REVELATION Tx microcatheter. The process of obtaining a PMA is much more expensive, lengthy and uncertain than the 510(k) pre-market notification clearance process. In order to complete our PMA application, we will be required to complete clinical trials to demonstrate the safety and effectiveness of these products. In December 1997, the FDA approved a 10-patient atrial fibrillation feasibility study for mapping and ablation with the REVELATION Tx. In June 2000, we received conditional approval from the FDA and full approval in August 2000 for our Phase III clinical trial.

In March 2001, the FDA allowed us to file a modular PMA for our REVELATION Tx in Phase III clinical trial. Under the modular PMA submission, we filed four of five modules in 2001. The fifth module is the clinical data and formal PMA application. Three of the first four modules have been accepted and closed by the FDA and the remaining module will be left open for reference during the review of the clinical data in the fifth and final module. On September 20, 2002, we submitted our PMA application to the FDA with the fifth module containing data on more than 80 patients treated with our REVELATION Tx microcatheter system. Subsequently, on November 5, 2002, we announced that the FDA had accepted our filing and granted our request for expedited review.

The modular PMA submission process may reduce the time for FDA approval by allowing an applicant to submit data on pre-clinical testing while clinical testing is occurring. In addition, dialogue with the FDA during the modular submission process allows us to improve our final submission. Closure and acceptance of any one module does not allow marketing of any part of the product. We are restricted from selling the product until the entire PMA process is complete and approved by the FDA. No assurance can be given that we will ever be able to obtain a PMA for any of our ablation products. Our failure to obtain a PMA on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

We filed an IDE application for a feasibility trial with the TheraStream microcatheter system in December 1998 and received permission to expand that trial in July 2000. We have postponed the TheraStream clinical trial, while we focus our resources on completing our atrial fibrillation Phase III clinical trial. There can be no assurance that any additional clinical studies that we may propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports a PMA. Furthermore, we cannot assure you that our Phase III clinical trial for ablation of atrial fibrillation will provide us with data and information that supports a PMA.

Regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market our products and our revenues may decline.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. No assurance can be given that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in regulatory approval to market our products. As a result, if we are unable to commence and complete our clinical trials as planned, or demonstrate the safety and effectiveness of our products, our business will be harmed. In addition, no assurance can be given that we can begin any future clinical trials or successfully complete these trials once started. We may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed.

Delays in enrolling patients in our clinical trials could increase our expenses and harm our business.

The rate at which we may complete our pre-clinical and clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, the proximity of patients’ residences to clinical sites, the eligibility criteria for the study and impact of other clinical studies competing for the same patient population and/or the same physicians’ time and research efforts. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

If we do not comply with applicable domestic laws and regulations after obtaining approvals or clearances, our business results may suffer.

After initial regulatory approval or clearance of our products, we will continue to be subject to extensive domestic regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, including, but not limited to:

•	fines;

•	injunctions;

•	recall or seizure of products;

•	withdrawal of marketing approvals or clearances;

•	refusal by the FDA to grant clearances or approvals; and

•	civil and criminal penalties.

We also are required to demonstrate and maintain compliance with the FDA’s Quality System Regulations for all of our products. The FDA enforces the Quality System Regulations through periodic inspections, including a pre-approval inspection for PMA products. The Quality System Regulations relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we do not, or any third party manufacturer of our products does not, comply with the Quality System Regulations and cannot be brought into compliance, we will be required to find alternative manufacturers. Identifying and qualifying alternative manufacturers would likely be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable regulations, our business results may suffer.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our products in the member countries of the European Union, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell our PATHFINDER, PATHFINDER mini, REVELATION, REVELATION Tx, REVELATION Helix, and TRACER microcatheters and VENAPORT, VUEPORT AND NAVIPORT guiding catheters for mapping in the European Union.

We received approval to sell our PATHFINDER, PATHFINDER mini, Revelation, and TRACER in Japan and Australia, and to sell our PATHFINDER, TRACER, VENAPORT, VUEPORT and NAVIPORT in Canada. We also received CE Mark certification to sell our REVELATION, REVELATION Tx, REVELATION T-Flex, REVELATION Helix and REVELATION Helix ST microcatheters for ablation of atrial fibrillation in the European Union. In July 2002, we announced that we submitted to the FDA a 510(k) pre-market notification application for a surgical ablation system for use in minimally invasive cardiac surgery. This new system is designed to use a Cardima surgical probe using multi-electrode linear array microcatheter technology, a novel power-channeling device, the INTELLITEMP, which allows the surgeon to apply RF energy to any or all of the individual electrodes on the probe and commercially available electro-surgical radio frequency (RF) generators.

We intend to submit data in support of additional CE Mark applications. However, there can be no assurance we will be successful in obtaining or maintaining the CE Mark for these products, as the case may be. Failure to receive or maintain approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

Difficulties presented by international factors could negatively affect our business.

A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

•	export license requirements for our products;

•	exchange rate fluctuations or currency controls;

•	changes in the regulation of medical products by the European Union or other international regulatory agencies;

•	the difficulty in managing a direct sales force from abroad;

•	the financial condition, expertise and performance of our international distributors and any future international distributors;

•	domestic or international trade restrictions; or

•	changes in tariffs.

Any of these factors could damage our business results.

We derive a portion of our revenues from the sale of our products in the European Union. The adoption of the Eurodollar presents uncertainties for our international business.

All European countries that are part of the European Monetary Union, or EMU, began operating with the new “Euro” currency in 2002. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace in general. In particular, as a portion of our sales revenue is derived from sales to EMU countries, the adoption by these participating countries of a single currency could result in greater price transparency, making the EMU a more competitive environment for our products. We have assessed the effect the introduction of the Euro could possibly have on our internal accounting systems and potential sales of our products. Recently, we have routinely updated our accounting and financial software, which included appropriate accounting for foreign currencies, including the Euro. This issue and its related costs could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully commercialize our microcatheter products, as the industry for them is highly competitive.

The market for catheters to map and/or ablate atrial fibrillation and ventricular tachycardia is highly competitive. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and cryoblation technologies. Other companies also are developing surgical procedures that could allow physicians to perform the open-heart surgical maze procedure for the treatment of atrial fibrillation in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered non-competitive or obsolete, which would harm our business.

Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include Boston Scientific, through its EP Technologies and Cardiac Pathways divisions, C.R. Bard, Inc., Johnson & Johnson, through its Biosense-Webster division, St. Jude Medical, Inc., through its Daig division, and Medtronic, Inc. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias, including Biosense-Webster, a division of Johnson & Johnson, and Endocardial Solutions, Inc. Other companies also are developing, marketing and selling alternative approaches for the treatment of atrial fibrillation and ventricular tachycardia, including manufacturers of implantable defibrillators such as Guidant Corporation, Medtronic, Inc. and St. Jude Medical, Inc. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that will be available before those of our competitors. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would significantly harm our business.

We license portions of our product technology from potential competitors, and the termination of any of these licenses would harm our business.

We rely on license agreements for some of our product technology from potential competitors. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, is the technological basis for our microcatheter systems for mapping and ablation. Boston Scientific currently has research efforts in the field of electrophysiology that may compete with our products. Under the Target Therapeutics license agreement, we have an exclusive license under specific issued United States patents. The exclusive license from Target Therapeutics covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target Therapeutics’ technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, Target Therapeutics has the right to terminate the license earlier if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Furthermore, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target Therapeutics-based microcatheter technology would significantly harm our business.

In December 2000, we sold to Medtronic, Inc. for $8,000,000 in cash, certain patents and related intellectual property pertaining to intravascular sensing and signal detection. Medtronic currently has research efforts in the field of electrophysiology that may compete with our products. We received a perpetual, worldwide license at no cost from Medtronic to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any non-affiliated party. We also have licensed a proprietary surface-coating material from another vendor used on certain of our microcatheters.

We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued.

We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, because U.S. patent applications are not a matter of public record, a patent application could currently be on file that would prevent us from obtaining a patent issuance. In addition, Congress recently amended the U.S. patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

Although we have not received any letters from others threatening to enforce intellectual property rights against us, we cannot be certain that we will not become subject to patent infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using such technology, or require us to license disputed rights from third parties. However, we cannot be certain that at such time any licenses will be available, or if available, on commercially reasonable terms. Our inability to license any disputed technology could materially delay the commercialization of our products and harm our business. Our license with Target Therapeutics does not provide us with indemnification against claims brought by third parties alleging infringement of patent rights. Consequently, we would bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property; as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

If healthcare providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline.

U. S. healthcare providers, including hospitals and physicians, that purchase microcatheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of health care providers to obtain satisfactory reimbursement for medical procedures in which our microcatheter systems are used. If these health care providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

Third-party payors may deny reimbursement if they determine that a prescribed device (1) has not received appropriate regulatory clearances or approvals, (2) is not used in accordance with cost-effective treatment methods as determined by the payor, or (3) is experimental, unnecessary or inappropriate. If we receive FDA clearance or approval, third-party reimbursement also would depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that (1) reimbursement for our products will be available domestically or internationally, (2) if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems, or (3) that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would harm our business. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

We currently manufacture our microcatheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. However, we have limited experience manufacturing our products in the amounts necessary to achieve significant commercial sales. We currently believe that our manufacturing capacity will be sufficient through December 2004. We expect that if U.S. sales for the PATHFINDER and REVELATION microcatheter systems increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

•	capacity constraints;

•	production yields;

•	quality control; and

•	shortages of qualified personnel.

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo Quality System Regulations compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for the FDA to permit us to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA,

State of California and European Notified Bodies. We have demonstrated compliance with EN 46001 (ISO 13485 or ISO 9001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We comply with procedures to produce products for sale in Europe. Any failure by us to comply with the Quality System Regulations or to maintain our compliance with EN 46001 (ISO 13485 or ISO 9001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with Quality System Regulations or EN 46001 (ISO 13485 or ISO 9001) standards. There can be no assurance that we will be found in compliance with the Quality System Regulations by regulatory authorities, or that we will maintain compliance with EN 46001 (ISO 13485 or ISO 9001) standards in future audits. Our failure to comply with state or FDA Quality System Regulations, maintain compliance with EN 46001 (ISO 13485 or ISO 9001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

Our facilities and manufacturing processes have undergone a successful annual re-certification inspection by the European Notified Body in November 2001 and a successful annual inspection in November 2002. In November 2000, the FDA conducted a QSIT-Audit of our quality system, which we successfully passed. There is no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards.

If our sole-source suppliers are unable to meet our demands, our business results will suffer.

We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We are dependent upon our key personnel and will need to hire additional key personnel in the future.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel.

We may face product liability claims related to the use or misuse of our products.

We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation. We have product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation. We cannot be certain that such coverage will be adequate or continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our microcatheter products for single-use only, we are aware that some physicians are reusing such products. Moreover, despite labeling our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or “off-label” use of our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

We do not intend to pay cash dividends on our stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

Our stock may become subject to penny stock rules, which may make it more difficult for you to sell your shares.

Currently, our common stock trades on the Nasdaq SmallCap Market. During the past year, our stock, at times, traded below $1.00 per share. The NASD advised us that beginning on April 9, 2001, our common stock would no longer be listed on the Nasdaq SmallCap Market. We appealed the NASD’s decision, met the continued listing requirements and on June 7, 2001, the NASD notified us that our common stock would continue to trade on the Nasdaq SmallCap Market. Nasdaq listing rules provide that if the closing bid price of a company’s stock is below $1.00 for more than thirty consecutive trading days, the company faces possible delisting from Nasdaq.

On October 28, 2002, we received notification from the NASD that our common stock had closed below the minimum $1.00 per share required for continued inclusion on the Nasdaq for a period of more than thirty consecutive trading days. In its notification, the NASD informed us that we have 180 calendar days, or until April 28, 2003, to comply with NASD Marketplace Rule 4310(c)(4). In order to comply with this rule, the bid price of our common stock must close at $1.00 per share or more for a minimum of ten consecutive trading days at any time before April 28, 2003.

As of January 23, 2003, the closing bid price of our common stock had remained equal to $1.00 per share or greater for more than ten consecutive trading days. On January 29, 2003, we received affirmative notification from Nasdaq that we had regained compliance with Rule 4310(c)(4), and that the matter was therefore closed.

We cannot assure you that the closing bid price of our common stock will remain equal to or greater than $1.00 per share in the future. If the closing bid price of our common stock again falls below $1.00 for more than thirty consecutive trading days, we will be subject to delisting by Nasdaq, and required to regain compliance with Rule 4310(c)(4) in order to maintain our listing on the Nasdaq SmallCap Market.

If we were to be delisted from the Nasdaq SmallCap Market, our common stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on the Nasdaq SmallCap Market.

We have entered into engagement letters in connection with our actual and proposed private placements that have in the past and may in future lead to disputes and also may lead to additional payments of cash or issuances of securities in connection with past or future sales of our securities.

In connection with our private placement of units of common stock and warrants in 2001, we entered into a letter agreement in April 2001, or the 2001 Letter Agreement, with a financial advisor. This financial advisor, or the 2001 Advisor, assisted us with our 2001 private placement of units and received a commission in connection with the 2001 offering. The 2001 Advisor has the right to continue to provide certain services to us in connection with the development of potential strategic alliances.

On July 15, 2002, we retained a different financial advisor, or the July 2002 Advisor, in connection with a proposed offer and sale of shares of our common stock and warrants to purchase shares of our common stock. The letter agreement with the July 2002 Advisor, or the July 2002 Letter Agreement, provides for the payment of fees to the July 2002 Advisor equal to 7% of the gross proceeds of the offering. In addition to the cash fee, the July 2002 Advisor has the right to receive warrants to purchase that number of shares of our common stock equal to 10% of the number of shares sold in the offering.

Shortly before the August 5, 2002 closing of our August 2002 private placement which was arranged by the July 2002 Advisor, the 2001 Advisor communicated to us that it believes that it is entitled under the 2001 Letter Agreement to fees and warrants in connection with the August 2002 private placement. We strongly disagree with the 2001 Advisor’s interpretation of the 2001 Letter Agreement. Even if the 2001 Advisor’s interpretation is determined to be correct, we believe that the 2001 Advisor waived any rights to compensation it might have in connection with the August 2002 private placement.

We sent to the 2001 Advisor on August 21, 2002 a termination letter relating to the 2001 Letter Agreement. Pursuant to the terms of the 2001 Letter Agreement, our obligations to pay the 2001 Advisor a commission or to issue to it warrants in connection with sales of our securities terminated thirty (30) days from the date of this termination letter, or September 20, 2002. On August 29, 2002, the 2001 Advisor sent to us an invoice for cash commissions and warrants that the 2001 Advisor claims are owed to it pursuant to the 2001 Letter Agreement as a result of the closing of the August 2002 private placement. On September 10, 2002, we sent a letter to the 2001 Advisor to express our position that no fees or warrants are due to the 2001 Advisor in connection with the closings of the August 2002 private placement. On September 26, 2002 we received a letter from legal counsel to the 2001 Advisor reasserting the 2001 Advisor’s claim that it must receive payment of commissions and warrants in connection with the August 2002 private placement.

In the event the 2001 Advisor prevails on any claims in connection with the August 2002 private placement, we would be required to pay to the 2001 Advisor $381,570, or 7.5% of the gross proceeds that we received from the sale of shares of common stock, and issue to the 2001 Advisor warrants to purchase up to 698,287 shares of common stock, or 10% of the number of shares of common stock sold in the August 2002 private placement. In the event the warrants issued to the investors in the August 2002 private placement are exercised, we would be required to pay to the 2001 Advisor an additional cash amount equal to $133,549, or 7% of the aggregate exercise price of those warrants. Any payments to the 2001 Advisor or warrants issued to the 2001 Advisor would be in addition to placement fees and warrants payable to the July 2002 Advisor in connection with the terms of the July 2002 Letter Agreement.

On November 13, 2002, we retained a party to act as our financial advisor and finder in connection with a proposed offer and sale of shares of our common stock and warrants to purchase shares of our common stock. The letter agreement with this advisor, or the November 2002 Advisor, provides for, among other things, the payment of fees to the November 2002 Advisor equal to 7.5% of the gross proceeds of the offering, including any proceeds from the exercise of the warrants. In addition to the cash fee, the November 2002 Advisor has the right to receive warrants to purchase a number of shares equal to 10% of the number of securities sold in such offering and a break-up fee of $100,000 for financings or transactions undertaken by us without the November 2002 Advisor’s assistance. The closings of our placement in December 2002 and January 2003 were undertaken without the November 2002 Advisor’s assistance.

On December 9, 2002, we retained another party as our financial advisor and finder in connection with a proposed offer and sale of shares of our common stock and warrants to purchase shares of our common stock. The letter agreement with this advisor, or the December 2002 Advisor, provides for, among other things, the payment of fees to the December 2002 Advisor equal to 8% of the gross proceeds of the offering, including any proceeds from the exercise of the warrants. In addition to the cash fee, the December 2002 Advisor has the right to receive warrants to purchase a number of shares equal to 7.5% of the number of securities issued in such offering.

On December 28, 2002, we retained another party to act as our financial advisor and finder in connection with the offer and sale of shares of Company common stock and warrants to purchase shares of our common stock that closed on December 31, 2002 and January 22, 2003. The letter agreement with this finder, or the December 2002 Finder, provides for the payment of fees to the December 2002 Finder equal to 7.5% of the gross proceeds of the December 31, 2002 and January 22, 2003 closings of the private placement, including any proceeds from the exercise of the Warrants. In addition to the cash fee, the December 2002 Finder will receive warrants to purchase a number of shares equal to 10% of the number of shares sold in the December 31, 2002 and January 22, 2003 closings of the private placement.

Despite the termination letter that we delivered to the 2001 Advisor on August 21, 2002 terminating our obligations to pay the 2001 Advisor a commission or to issue them warrants in connection with sales of our securities after September 20, 2002, we received on January 7, 2003, a letter from the 2001 Advisor asserting that it also is owed (i) approximately $245,000 plus (ii) five year warrants to purchase approximately 436,000 shares of the our common stock at an exercise price of $0.8245 per share, in each case arising in connection with a private placement of securities consummated by us in December 2002. We expect that we may receive an additional claim from the 2001 Advisor in connection with the January 2003 closing of our private placement.

Due to the existence of these various letter agreements, there is a possibility that we may be obligated to pay fees, cash commissions, and issue warrants to one or more financial advisor in connection with the closing of any of our private placements. In addition, we may in the future enter into further agreements with financial advisors, finders or placement agents, similar to those discussed above, in connection with private placements of our securities. There is the possibility that we might agree to pay to these parties a commission on any sales of securities to investors introduced to us by such parties or a commission based upon the exercise price of any warrants exercised by investors introduced to us by such parties, and that such commissions will be in addition to commissions payable to other financial advisors, finders or placement agents working on our behalf. In addition, we may agree to issue to these additional financial advisors, finders and placement agents warrants to purchase shares of our common stock. We also may be obligated to pay termination or break-up fees to our current or future financial advisors, finders and placement agents in connection with the recent closings of our private placement or subsequent placements. These commissions paid or warrants issued to the may be in addition to the commissions payable or warrants issuable to other financial advisors, finders or placement agent in respect of the same transaction.